456 North Fifth Street, Philadelphia, PA. 19123

(215) 873-2200 Fax (215) 625-6924

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
MOTHERS WORK, INC. PURSUANT TO 17 C.F.R. 200.83.
THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE
UNREDACTED VERSION THAT HAS BEEN DELIVERED TO THE SECURITIES
AND EXCHANGE COMMISSION – DIVISION OF CORPORATION FINANCE.
ASTERISKS HAVE BEEN USED TO DENOTE SUCH OMISSIONS.

July 22, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0305

Attention:	Michael Moran, Accounting Branch Chief
Mail Stop 3-8

Re:	Mothers Work, Inc.
Form 10-K for the year ended September 30, 2004
Form 10-Q for the quarter ended March 31, 2005
File No. 0-21196

Dear Mr. Moran:

On behalf of Mothers Work, Inc. (which we refer to as “we”, “us” or “our), this letter is being submitted to respond to the additional comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Dan W. Matthias, Chairman and Chief Executive Officer of Mothers Work, Inc., dated June 17, 2005, with respect to the above-referenced filings.

For your convenience, we set forth each comment in italicized typeface and include each response below the relevant comment.  All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-K for the year ended September 30, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

1.              We note your response to our comments 1 and 9 from our previous comment letter dated February 24, 2005 relating to the disclosure of sources of revenues and the basis for your belief that you have only one operating segment when complying with the reporting requirements of SFAS 131.  We also note your revised disclosures in Note 11 of Form 10-Q filed last month.  Based on our understanding of your operations from the disclosures in your current filings on Forms 10-K and 10-Q as well as the information provided in your last response regarding this matter, we believe you may have more than one operating segment and would like to receive additional information relating to your compliance with SFAS 131.  Your response states that revenues from your internet and 232 leased department locations were less than 10% of total revenues.  In this regard, we note your disclosure on page 4 of your Form 10-K that you expect to expand your presence in Sears from 71 to a total of 645 stores in March 2005.  Your disclosures on page 6 state that, in addition to the internet and lease department locations, you operate your other retail stores under four retail concepts, which suggests that the financial information from those four retail concepts are reviewed by your Chief Operating Decision Maker.  Please provide us with the revenues and gross margin for the following aspects of your operations for YTD fiscal 2005 and the last three fiscal years 2002-2004: (1) each of your four retail store concepts you discuss on page 6; (2) separately for your internet and leased department locations; and (3) the stores in your “new superstore concept” that you began testing during 2004.  In addition, we also understand from your response that your Chief Operating Decision Maker (CODM) is your Chairman and CEO.  In order to better understand your basis for concluding that you have only one operating segment to comply with the requirements of SFAS 131 and your compliance with the disclosure required in Item 101(c)(1)(i) of Regulation S-K, please also provide us the following:

(a)                               Representative sample of the monthly internal reports provided to your CODM that reports your operating results.

(b)                               Representative sample of the financial reports provided to your Board of Directors.

(c)                                Representative sample of the budget and forecast reports used by the CODM to allocate resources and to assess operations, if applicable.

(d)                               A summary of the capital expenditure authority of your management noting the level of management and the amount of expenditure authority.

(e)                                An organizational chart detailing your management structure under the CODM as it relates to managing the operational aspects of your business.

(f)                                   Explain to us any variable compensation arrangements that you may use that are tied to your business performance.  For example, please address whether bonuses paid to management are based upon product line sales, margins, store profitability, or any other metric.

(g)                               Explain to us how you manage your more than 1,500 retail locations, including 877 stores as of March 31, 2005, with an emphasis on how your CODM makes decisions regarding your operations.

(h)                               Explain to us the process you utilize and the factors you consider when making decisions regarding significant capital expenditures.

(i)                                  Explain to us how you make decisions relating to product selection and product pricing.  Your response should specifically address what role, if any, your CODM has in merchandising decisions.  Please provide us with a representative sample of reports that senior management uses to assist them in strategic merchandise decisions.

1.               Attached to this letter for your supplemental review is revenue and gross margin information for YTD fiscal 2005 and the last three fiscal years 2002-2004 for: (1) each of our four retail store concepts; (2) separately for our internet and leased department locations; and (3) the stores in our “new superstore concept,” i.e., Destination Maternity.  The requested information for Destination Maternity is included in the information responsive to (1) above.  This information was specifically prepared in response to your request as we do not otherwise have this information compiled along these lines, but rather we use combined data and other subtotal data, as well as individual store-specific data in our operations.  Please see attachment 1(b) which identifies the type of information that we have available and use for our operations.

In addition, we have the following attachments and provide further explanation as follows:

(a)          Attached for your supplemental review is a representative sample of the monthly internal reports provided to our CODM that reports our operating results.  As the reports reflect, we examine data in various forms.  Also, we sell all of our product brands through our internet operations.

(b)         Attached for your supplemental review is a representative sample of the financial reports provided to our Board of Directors.

(c)          Attached for your supplemental review is a representative sample of the budget and forecast reports used by our CODM to allocate resources and to assess operations.

(d)         Our capital expenditure process requires senior management approval before the expenditure is incurred.  The most significant portion of our capital expenditures relates to real estate.  Our real estate capital expenditure decisions are based primarily on the expected return on investment of the individual project (e.g. new store or store relocation), measured by projecting the sales, profit and cash flow expected to be generated by the project relative to the capital investment required to complete the project.  The management sign-off for capital expenditures is by our Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer.

(e)          Attached for your supplemental review is an organizational chart detailing our management structure under our CODM as it relates to managing the operational aspects of our business.

(f)            [***]

(g)         As can be seen with our organizational structure, our retail locations are managed through our store field management team.  These teams ultimately report into our CODM who ultimately makes key decisions regarding all of our operations.  The senior management of our stores is centralized in our home office.

(h)         Supplementing 1(d) above, our process for making decisions regarding significant capital expenditures is made in our home office and such decisions are not made based on any individual component of our business, and are not made by employees of a specific merchandise brand or store concept.

(i)             [***]

Supplementing the above information and the attachments to this letter, the following analysis provides additional explanation on our position that we have only one operating segment.

SFAS No. 131 Analysis.  Pursuant to SFAS No. 131, a company may be required to report segmented information about separately identifiable parts of its business, which both (i) meet the definition of “operating segment” under SFAS No. 131, and (ii) exceed certain quantitative thresholds established in SFAS No. 131.  Even if separately identifiable operating segments are identified which exceed the qualitative thresholds, such segments may be aggregated into a single operating segment and reported in the aggregate if certain requirements are met (paragraph 17 of SFAS No. 131).

We have determined that our business is comprised of one operating segment because only our business as a whole meets the definition of the term “operating segment” under paragraph 10 of SFAS No. 131.  An “operating segment” is defined as a component of a business enterprise which meets all of the following criteria:  (i) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (ii) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available.  Our conclusion that we have only one operating segment is based on the following:

(i)                                     Our business activity entails the design, manufacture and sale of maternity apparel and related accessories.  While we offer a wide range of products for sale, the substantial portion of our products are initially distributed through the same distribution facilities, many of our products are manufactured at common contract manufacturing production facilities, our products are marketed through a common marketing department, and these products are sold to a similar customer base, consisting of expectant mothers.

While there is limited guidance on what constitutes business activities, we have considered the following as part of our analysis:

At the November 15, 2001 EITF meeting, the FASB staff addressed inquiries about the application of paragraph 30 of SFAS No. 142.  Clarification and guidance for whether a component of an operating segment constitutes a business was provided as follows:

The determination of whether a component constitutes a business requires judgment based on specific facts and circumstances.  The guidance in EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” should be considered in determining whether a group of assets constitutes a business.  That guidance states that, among other things, “for a transferred set of activities and assets to be a business, it must contain all of the input and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor.”  The fact that operating information (revenues and expenses) exists for a component of an operating segment does not mean that the component constitutes a business.  For example, a component for which operating information is prepared might be a product line or a brand that is part of a business rather than a business itself (emphasis added).

In addressing this question, the FASB staff at the November 15, 2001 EITF meeting has referred to EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a

Business,” for guidance on determining whether a business exists.  Per paragraph 6 of EITF 98-3,

A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers (emphasis added).  The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set.  An evaluation of the necessary elements should consider:

Inputs

a.              Long-lived assets, including intangible assets, or rights to use the long-lived assets

b.              Intellectual property

c.               The ability to obtain access to necessary materials or rights

d.              Employees

Processes

e.               The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

Outputs

f.                  The ability to obtain access to the customers that purchase the outputs of the transferred set.

A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.  However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing items[s]) then the transferred set is capable of continuing normal operations and is a business.  The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element.  If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business. (emphasis added)

The assessment of whether a transferred set is a business should be made without regard to how the transferee intends to use the transferred set.  In other words, it is not relevant to the evaluation of whether the transferred set is a business that the transferee will actually operate the set on a stand-alone basis or intends to continue using the transferred set in the same manner as the transferor.

If all but a de minimis (say, 3 percent) amount of the fair value of the transferred set of activities and assets is represented by a single tangible or identifiable intangible asset, the concentration of value in the single asset is an indicator that an asset rather than a business is being received.

The level of working capital or the adequacy of financing necessary to conduct normal operations in the transferred set is not an indicator either way as to whether the set meets the definition of a business.  Likewise, if the planned principal operations of the transferred set have commenced, the presence and/or expectation of continued operating losses while the set seeks to achieve the level of market share necessary to attain profitability is not an indicator of whether or not the set is a business.  However, if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.

The determination of whether a transferred set of assets and activities is or is not a business is a three-step process.  First, one must identify the elements included in the transferred set.  Second, one must compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements.  Third, if there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business.  That assessment is based on the degree of difficulty or the level of investment (relative to the fair value of the transferred set) necessary to obtain access to or to acquire the missing elements.  If the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements are not significant, then the missing elements are considered minor and their absence would not cause one to conclude that the transferred set is not a business.  The determination of difficulty or level of investment necessary to obtain access to or to acquire the missing elements requires significant judgment and is dependent on the particular facts and circumstances (emphasis added).

Based on the guidance outlined by EITF 98-3, as our production and distribution processes are shared for all of our four store concepts, as well as the leased department locations, and internet operations, and are critical and necessary for the locations to operate, upon transfer to a third party without the production and distribution processes, the stores or store concepts would not be able to continue to conduct normal operations and generate revenues.  As our production and distribution processes would be deemed to be material missing elements upon such theoretical transfer, the stand-alone stores and related store concepts are not separate businesses but rather separate store locations and store brands carrying various product lines under various merchandise brands.

It should be emphasized that our apparel manufacturing process is centralized for all of our brands.  Furthermore, each of our brands is sold in more than one of our concepts (for example, Motherhood brand product is sold in Motherhood Maternity locations, Mimi Maternity combination store locations, and in our Destination Maternity superstore locations).  The same functions design the merchandise, source the fabric, cut it to specified patterns and engage domestic or foreign contract sewers to produce the apparel for all three merchandise brands (A Pea in the Pod, Mimi Maternity and Motherhood Maternity) that are sold in our four store concepts and leased departments.  Additionally, there are common manufacturing planning and logistical support functions and other shared processes supporting each chain including advertising, real estate management, MIS, operations, inventory planning, accounting, financial planning and analysis, and administrative support.

In addition to the above information that we believe supports our position that we have only one operating segment based upon the integrated nature of our operations, the following information provides additional explanation on our business (including the four store concepts):

(1)           All of the concepts are supported by common operational support functions and the same production and distribution processes.  Consequently, margins are impacted by how the overhead is allocated.

(2)          Each of the store concepts serve the same customer base (the maternity apparel customer) and the only factor which influences behavior is that certain concepts carry different fashion at different price points.  We know that many of our customers shop multiple of our store concepts.

(3)           While the nature of the merchandise does differ between certain of our store concepts, we offer moderate and higher-priced merchandise in our multi-brand stores. This would be done in markets where all the store concepts cannot exist due to the market size or where there is increased efficiency of combining multiple stores under multiple store concepts into one larger store in order to better leverage store operating expenses (for example, close 2 Motherhood Maternity stores, 1 Mimi Maternity store, and 1 A Pea in the Pod store, and open one Destination Maternity store to serve all of the customers previously shopping the closed stores).  Additionally, almost all of our A Pea in the Pod locations carry some Mimi Maternity merchandise.  Further, we have many multi-brand stores that carry two or more of our brands and our superstore locations carry all of our brands.  Finally, our outlet locations can carry all of our brands.

(4)           We do not allocate capital to the concepts based on any attempted measurements of the separate contribution performance of specific store brands.  Rather, it is predicated more on the perceived size of the customer base that would be attracted to a store concept (i.e., high vs. low end) in a given geographic market.

(ii)                                  We have one senior management team and Dan W. Matthias, our Chairman of the Board and Chief Executive Officer, acts as our CODM.  Mr. Matthias reviews the operating results of our business as a whole and is the primary decision-maker in terms of both the allocation of resources and the assessment of the performance of the business.

(iii)                               The primary data which is utilized by our CODM are the details related to sales and gross margin detailed by combinations of: the four store concepts, leased departments, Sears, Kohl’s, web orders and other.  Please refer to Attachment 1(a) and others for such data.  The details are only provided down to the gross margin level and a significant portion of the expenses included in the selling, general and administrative expense accounts are not specifically allocated between the components as these are considered “corporate” level expenses which are not relevant to our CODM’s assessment associated with resource allocation and performance assessment.  Individual store performance is judged by looking at the profit contribution of that individual store, without regard to which store concept the store operates under.  In addition, there is no separate balance sheet data tracked to break down the consolidated assets and liabilities between the distribution channels as this is not something that our CODM requires and it is also not specifically required for any of our other functions.

As previously communicated, based upon the criteria outlined in SFAS No. 131 and specifically the data used by our CODM in the decision process about resources to be allocated and to assess our performance, we believe that we have only one operating segment.  In addition, many of the required disclosure items under SFAS No. 131 (operating income, interest expense, interest revenue, income taxes, total assets and capital expenditures) are not currently prepared or available for the different pieces of our business about which the SEC has inquired, which supports the fact that this financial data is not evaluated by our CODM.

We have also reviewed the disclosures related to Item 101 (C)(1)(i) of Regulation S-K and do not believe that any additional disclosures are required at this time, however, we will continue to re-evaluate these disclosures, particularly as the level of activity associated with the arrangements with Sears and Kohl’s increases. [***].

2.              We note your response to our comment 11 from our previous comment letter dated February 24, 2005 relating to the revenues you earn from marketing partnerships programs.  Please explain to us your basis in GAAP for not treating the payments received as a reduction in costs incurred such as marketing and advertising instead of your current classification of these payments as revenues.

2.               Our treatment as revenue for payments received for our marketing partnerships is a function of the nature of the relationship that we have with such third parties.  The payments that we receive are the result of our sale of products and services to such third parties and are not a reimbursement of costs.  The third parties from whom we receive revenue are generally not the same parties from whom we purchase advertising.  The programs that result in revenue to us are not related in any way to specific marketing expenses that we incur.

By way of analogy, EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent,” provides guidance that we believe supports our accounting treatment.  EITF 99-19 offers the following guidance on evaluating whether gross revenue reporting or on a net basis is appropriate:

In assessing whether revenue should be reported gross with separate display of cost of sales to arrive at gross profit or on a net basis, the [SEC] staff considers whether the registrant:

1.              acts as principal in the transaction,

2.              takes title to the products,

3.              has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and

4.              acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.

If the company performs as an agent or broker without assuming the risks and rewards of ownership of the goods, sales should be reported on a net fee basis.

In paragraph 7 of EITF 99-19, additional guidance on point 1 above is provided as follows:  Whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company’s role in the transaction.  If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.  We directly contract with our marketing partners to provide them with products and services.  We are responsible for fulfillment, including for ensuring that the products and services are acceptable to our partners.

Further, we take title to the products, as the products and services are provided directly by us.  We have risk and reward of ownership, as we bear the risk of loss for collection, delivery and returns.

Based upon the guidance of EITF 99-19 and the nature of our relationship with our marketing partners, we believe that we are properly accounting under GAAP for the monies from such partners as revenue rather than reimbursement of costs.

Form 10-Q for the quarter ended March 31, 2005

Item 2. Management’s Discussions and Analysis of Financial Condition and Results of Operations

Restatement, page 16

3.              Please advise or file on EDGAR your amendments for Form 10-K for the year ended September 30, 2004 and Form 10-Q for the quarterly period ended December 31, 2004 to reflect the restatement of your financial statements for your lease accounting as you disclosed in your Form 8-K dated May 5, 2005.

3.               We are currently preparing our amended Form 10-K for the year ended September 30, 2004 and Form 10-Q for the quarterly period ended December 31, 2004 to reflect the restatement of our financial statements for our lease accounting as we disclosed in our Form 8-K dated May 5, 2005 and will file such amended documents when preparation is complete.

Results of Operations

Three Months Ended March 31, 2005 and 2004, page 18

4.              You present the change in comparable store data for 898 locations, which appears to exclude your leased department store locations.  You disclose the addition of 569 Sears leased department retail locations since March 204 and a total of 1,597 retail locations as of March 31, 2005.  However, the information presented does not include the change in comparable sales data for the retail locations that you lease from major department stores.  It appears that the leased department locations represent a growth area for your operations and your disclosures should provide data similar to what you currently provide for comparable stores.  Please tell us for all periods presented and revise your disclosures in future filings to present the change in sales for comparable leased department locations, or explain to us why you believe that presenting this information is not appropriate.  Please also discuss if you expect similar increases in the future in the number of leased locations.  Refer to Item 303(a)(3) of Regulation S-K.

4.               Our data regarding our change in comparable store sales represents data for our store locations and leased department locations on a combined basis.  Footnote 1 on page 18 of our Form 10-K, under Item 6. Selected Consolidated Financial and Operating Data, indicates that the term “retail locations” includes stores and leased departments.  Footnote 1 clarifies the information presented on comparable store location sales changes.  We will consider additional disclosure, including in our future quarterly filings, in order to clarify the information presented on comparable store sales.

Please do not hesitate to contact me at 215-873-2220 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Edward M. Krell

Edward M. Krell
Executive Vice President – Chief Financial Officer

cc:                                 Dan W. Matthias, Chairman of the Board and Chief Executive Officer

Rebecca C. Matthias, President and Chief Operating Officer

Elam M. Hitchner, Chairman, Audit Committee